UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

PEDEVCO CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

70532Y303
(CUSIP Number)

Dr. Simon G. Kukes
5100 Westheimer Suite 200
Houston, Texas 77056
Telephone: (713) 969-5027
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70532Y303

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SK Energy LLC

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[X]
(b)[]

| 3 |	SEC Use Only

| 4 |	Source of Funds
WC

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Delaware

| 7 | Sole Voting Power
-0-

Number of Shares	| 8 | Shared Voting Power
Beneficially	7,262,500 shares of Common Stock
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	-0-

| 10 | Shared Dispositive Power
7,262,500 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
7,262,500 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
49.9% of the Issuer’s outstanding Common Stock

| 14 |	Type of Reporting Person
OO

CUSIP No. 70532Y303

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Dr. Simon G. Kukes

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[X]
(b)[]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States Citizen

| 7 | Sole Voting Power
-0-

Number of Shares	| 8 | Shared Voting Power
Beneficially	7,262,500 shares of Common Stock
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	-0-

| 10 | Shared Dispositive Power
7,262,500 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
7,262,500 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
49.9% of the Issuer’s outstanding Common Stock

| 14 |	Type of Reporting Person
IN

CUSIP No. 70532Y303

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”) of PEDEVCO Corp. (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 4125 Blackhawk Plaza Circle, Suite 201, Danville, California 94506.

Item 2. Identity and Background

(a)
This statement is filed by SK Energy LLC, a Delaware limited liability company (“SK Energy”), and Dr. Simon G. Kukes (“Kukes”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Kukes is the Chief Executive Officer and 100% owner of SK Energy. By virtue of this relationship, Kukes is deemed to beneficially own the securities beneficially owned by SK Energy.

Each of the Reporting Persons is a party to that certain Joint Filing Agreement described in detail in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)
The principal business address of each of SK Energy and Kukes is 5100 Westheimer Suite 200, Houston, Texas 77056.

(c)
The principal occupation of SK Energy is a consulting business. The principal occupation of Kukes is the sole owner and Chief Executive Officer of SK Energy.

(d)
No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
SK Energy is organized under the laws of the State of Delaware. Kukes is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

On June 26, 2018, SK Energy loaned the Company $7.7 million, which amount was evidenced by a Promissory Note dated June 25, 2018, in the amount of $7.7 million (the “SK Energy Note”), the terms of which are discussed below.

As part of the same transactions and as required conditions to closing the sale of the SK Energy Note, SK Energy entered into a Stock Purchase Agreement with Golden Globe Energy (US), LLC (“GGE”), the then holder of the Company’s outstanding 66,625 shares of Series A Convertible Preferred Stock (convertible pursuant to their terms into 6,662,500 shares of the Company’s common stock), pursuant to which on June 25, 2018, SK Energy purchased, for $100,000, all of the Series A Convertible Preferred Stock (the “Stock Purchase Agreement”).

CUSIP No. 70532Y303

The SK Energy Note accrues interest monthly at 8% per annum, payable quarterly (beginning October 15, 2018), in either cash or shares of common stock (at the option of the Company), or with the consent of SK Energy, such interest may be accrued and capitalized. Additionally, in the event that the Company is prohibited from paying the interest payments due on the SK Energy Note in cash pursuant to the terms of its senior debt and/or the requirement that the Company obtain shareholder approval for the approval of issuance of shares of common stock in lieu of interest due under the SK Energy Note due to the Share Cap (described and defined below), such interest will continue to accrue until such time as the Company can either pay such accrued interest in cash or stock.

If interest on the SK Energy Note is paid in common stock, SK Energy will be due that number of shares of common stock as equals the amount due divided by the average of the closing sales prices of the Company’s common stock for the ten trading days immediately preceding the last day of the calendar quarter prior to the applicable payment date, rounded up to the nearest whole share of common stock (the “Interest Shares”).

The SK Energy Note is due and payable on June 25, 2021, but may be prepaid at any time, without penalty. Other than in connection with the Interest Shares, the principal amount of the SK Energy Note is not convertible into common stock of the Company. The SK Energy Note contains standard and customary events of default and upon the occurrence of an event of default, the amount owed under the SK Energy Note accrues interest at 10% per annum.

As additional consideration for SK Energy agreeing to the terms of the SK Energy Note, the Company issued SK Energy 600,000 shares of common stock (the “Loan Shares”).

The SK Energy Note includes a share issuance limitation preventing the Company from issuing Interest Shares thereunder, if such issuance, together with the number of Loan Shares, plus such number of Interest Shares issued previously, as of the date of such new issuance, totals more than 19.99% of the Company’s outstanding shares of common stock as of June 25, 2018 (i.e., 1,455,023 shares) (the “Share Cap”).

On June 26, 2018, the Company filed with the Secretary of State of Texas, an Amendment to Amended and Restated Certificate of Designations of PEDEVCO Corp. Establishing the Designations, Preferences, Limitations and Relative Rights of Its Series A Convertible Preferred Stock (the “Preferred Amendment”), which amended the designation of the Company’s Series A Convertible Preferred Stock (the “Designation”) to remove the beneficial ownership restriction contained therein, which previously prevented any holder of Series A Convertible Preferred Stock from converting such Series A Convertible Preferred Stock into shares of common stock of the Company if such conversion would result in the holder thereof holding more than 9.9% of the Company’s then outstanding common stock.

On July 3, 2018, SK Energy converted all 66,625 of the Series A Convertible Preferred Stock shares which it held, pursuant to their terms, into 6,662,500 shares of the Company’s common stock, representing 45.8% of the Company’s then outstanding common stock, and resulting in approximately 14,541,254 shares of the Company’s common stock being issued and outstanding. The shares of common stock issued upon conversion of the Series A Convertible Preferred Stock, together with the 600,000 Loan Shares, totaled 49.9% of the Company’s outstanding shares of common stock.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons currently have plans which may relate to or result in:

(a)
the acquisition by persons of additional securities of the Company; and

(b)
a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

CUSIP No. 70532Y303

Specifically, the Reporting Persons are in discussions with the Company regarding (i) the loan of additional funds to the Company, the amount of which, and/or the interest due thereon, may be convertible into shares of the Company’s common stock and (ii) the appointment to the Board of Directors of the Company of certain persons recommended by the Reporting Persons, neither of which transactions have been finalized or affected to date, and which transactions may never come to fruition.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a)
the disposition of securities of the Company;

(b)
a reorganization involving the Company;

(c)
a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)
a material change in the present capitalization or dividend policy of the Company;

(e)
other material changes in the Company’s business or corporate structure;

(f)
changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)
a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(i)
any action similar to any of those enumerated in (h) through (j), above.

Item 5. Interest in Securities of the Issuer

(a)
As of the close of business on July 5, 2018, the Reporting Persons beneficially own in aggregate 7,262,500 shares of Common Stock representing 49.9% of the 14,541,254 shares of the Company’s issued and outstanding Common Stock on such date as confirmed by the Company’s Transfer Agent on such date.

As of the close of business on July 5, 2018, SK Energy beneficially owns an aggregate 7,262,500 shares of Common Stock representing 49.9% of the 14,541,254 shares of the Company’s issued and outstanding Common Stock on such date as confirmed by the Company’s Transfer Agent on such date. By virtue of his relationship with SK Energy discussed in further detail in Item 2, Kukes is deemed to beneficially own the shares of Common Stock beneficially owned by SK Energy.

(b)	Kukes may be deemed to have shared power with SK Energy, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by SK Energy.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	N/A.

CUSIP No. 70532Y303

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among SK Energy LLC and Dr. Simon G. Kukes, dated July 10, 2018

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2018

SK Energy LLC

/s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes
Chief Executive Officer

/s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.